EXHIBIT 99.1



SCIENTIFIC TECHNOLOGIES INCORPORATED
6550 Dumbarton Circle
® Fremont CA 94555-3605 USA

Tel: 510·608-3400
Fax: 510·744-1440
www.sti.com   Nasdaq: STIZ

TÜV ESSEN ISO 9001 Certified

P R E S S   R E L E A S E

Richard O. Faria
Chief Financial Officer
(510) 608-3410
Dick_Faria@Sti.com

FOR IMMEDIATE RELEASE

Scientific Technologies Appoints New Independent Auditors

Fremont, California, June 7, 2004, **Scientific Technologies Incorporated (Nasdaq:STIZ)** today announced that the Audit Committee of the Board of Directors has appointed BDO Seidman as the company's independent auditors effective on June 1, 2004. BDO Seidman is replacing PricewaterhouseCoopers as the company's independent auditor.

"The decision to change auditors was not the result of any disagreement between the Company and PricewaterhouseCoopers on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures. STI has had a 20 year association with PricewaterhouseCoopers and we value and appreciate the work that has been done on our behalf by them," said Richard Baldwinson, a member of STI's Board and chairman of the Audit Committee.

The decision to change audit firms comes after an extensive analysis conducted by the Board of Directors, its Audit Committee and the management of the Company, and is based on balancing the company's audit needs with management's focus on cost efficiencies. BDO Seidman was approved as STI's new independent accountant after careful consideration of several firms by STI's Audit Committee and Board of Directors.

About Scientific Technologies Inc.

Scientific Technologies, Inc. (STI) is a leading North American provider of automation safeguarding products through its Safety Products Group. STI's safety products are used to protect workers around machinery, automated equipment and industrial robots. Our products serve a wide variety of applications and markets, including semiconductor, automotive, electronics manufacturing, packaging and consumer markets. Our web site is located at www.sti.com.

STI's Automation Products Group serves the factory automation, semiconductor, transportation, oil and gas, consumer and food processing industries with a diversified offering of sensing technologies. Products include level, flow, pressure sensing, positioning transducers, vehicle separation, profiling and ultrasonic sensors and controls. Further information is available at the Group's web sites: www.automationsensors.com, and www.stiscanners.com.

With headquarters in Fremont, California, STI was founded over 30 years ago and employs over 350 people. STI has been selected twice by Forbes and three times by Business Week as one of the "world's best small companies."